SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  Schedule 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. 4)

                             SPACEHAB, Incorporated
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                                (Name of Issuer)


                           Common Stock, no par value
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                         (Title of Class of Securities)


                                    846243103
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                                 (CUSIP Number)

               Tejas Incorporated (formerly Westech Capital Corp.)
                               8226 Bee Caves Road
                               Austin, Texas 78746
                Attention: President and Chief Operating Officer
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 29, 2005
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            (Dates of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(e), 13d-l(f) or 13d-l(g), check the following
box.      [_]

                         (Continued on following pages)

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CUSIP No. 846243103                   13D
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      1.    Name of Reporting Persons
            I. R. S. Identification Nos. of Above Persons (entities only)

            Tejas Incorporated (formerly Westech Capital Corp.)
            13-3577716
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            2.    Check the Appropriate Box if a Member of a Group (See
                  Instructions)
                                                                 (a)  [_]

                                                                 (b)  [_]

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            3.    SEC Use Only
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            4.    Source of Funds (See Instructions):                 WC
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            5.    Check if Disclosure of Legal Proceedings Is Required Pursuant
                  to Items 2(d) or 2(e)                               [_]
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            6.    Citizenship or Place of Organization: Delaware
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Number of         7.    Sole Voting Power 151,400
Shares
Beneficially      8.    Shared Voting Power 404,251(1)
Owned by Each
Reporting         9.    Sole Dispositive Power 151,400
Person With:
                  10.   Shared Dispositive Power 404,251 (1)
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            11.   Aggregate Amount Beneficially
                  Owned by Each Reporting Person                      555,651(1)
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            12.   Check if the Aggregate Amount in Row (11)
                  Excludes Certain Shares (See Instructions)          [_]
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            13.   Percent of Class Represented by Amount in
                  Row (11)                                            4.37% (2)
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            14.   Type of Reporting Person (See
                  Instructions)                                       CO
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(1)  Tejas Incorporated and Tejas Securities Group, Inc., a wholly-owned subsidiary of Tejas Incorporated, share voting and dispositive power with respect to 404,251 shares of common stock, which are held in a proprietary trading account of Tejas Securities Group, Inc.
(2) Assumes a total of 12,717,727 shares outstanding, based on the amount reported in SPACEHAB, Incorporated's most recent Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2005.

----------------------------                           ------------------------
CUSIP No. 846243103                   13D
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      1.    Name of Reporting Persons
            I. R. S. Identification Nos. of Above Persons (entities only)

            Tejas Securities Group, Inc.
            74-2696352
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      2.    Check the Appropriate Box if a Member of a Group
            (See Instructions)                                   (a)  [_]
                                                                 (b)  [_]
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      3.    SEC Use Only
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      4.    Source of Funds (See Instructions):                       WC
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      5.    Check if Disclosure of Legal Proceedings Is
            Required Pursuant to Items 2(d) or 2(e)                   [_]
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      6.    Citizenship or Place of Organization: Texas
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Number of         7.    Sole Voting Power                             0
Shares
Beneficially      8.    Shared Voting Power                           404,251(1)
Owned by Each
Reporting         9.    Sole Dispositive Power                        0
Person With:
                  10.   Shared Dispositive Power                      404,251(1)
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      11.   Aggregate Amount Beneficially Owned by Each
            Reporting Person                                          404,251(1)
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      12.   Check if the Aggregate Amount in Row (11)
            Excludes Certain Shares (See Instructions)
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      13.   Percent of Class Represented by Amount in Row
            (11)                                                      3.18% (2)
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      14.   Type of Reporting Person (See Instructions)               CO
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(1)  Tejas Incorporated and Tejas Securities Group, Inc., a wholly-owned subsidiary of Tejas Incorporated, share voting and dispositive power with respect to 404,251 shares of common stock, which are held in a proprietary trading account of Tejas Securities Group, Inc.
(2) Assumes a total of 12,717,727 shares outstanding, based on the amount reported in SPACEHAB, Incorporated's most recent Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2005.

                                  SCHEDULE 13D

      This Amendment No. 4 (this "Amendment") relates to the Schedule 13D filed on behalf of (i) Tejas Incorporated (formerly Westech Capital Corp.), a Delaware corporation ("Tejas") and (ii) Tejas Securities Group, Inc., a Texas corporation and a wholly-owned subsidiary of Tejas ("Tejas Securities") (collectively, the "Reporting Persons"), with the Securities and Exchange Commission on September 14, 2004, as amended by Amendment No. 1 filed on October 18, 2004, as amended by Amendment No. 2 filed on October 29, 2004, as amended by Amendment No. 3 filed on August 2, 2005 (the "Schedule 13D"), relating to the shares of common stock (the "Common Stock") of SPACEHAB, Incorporated (the "Issuer"). Information with respect to each person filing this statement is given solely by such person and no person has responsibility for the accuracy or completeness of the information supplied by another person.

      Tejas' beneficial ownership of shares of Common Stock, as set forth in the previously filed Schedule 13D, included (i) 151,400 shares of Common Stock which were held directly by Tejas and (ii) 541,332 shares of Common Stock which were held in a proprietary trading account for Tejas Securities. Tejas Securities' beneficial ownership of shares of Common Stock, as set forth in the previously filed Schedule 13D, included 541,332 shares of Common Stock which were held in a proprietary trading account for Tejas Securities. As provided below, on December 29, 2005, Tejas Securities sold 137,081 shares of Common Stock.

      This Statement effectively terminates the obligations of Tejas and Tejas Securities under Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), because, as of December 29, 2005, Tejas beneficially owns less than 5% of the outstanding Common Stock of the Issuer.

      Item 5 of the Schedule 13D is amended and supplemented as follows:

Item 5.      Interest in Securities of the Issuer

      (a) As of the date hereof, Tejas beneficially owns in the aggregate 555,651 shares of Common Stock, 151,400 of which are held directly by Tejas and 404,251 of which are held in a proprietary trading account for Tejas Securities, which represents 4.37% of the Issuer's outstanding Common Stock, which such percentage was calculated by dividing (i) the 555,561 shares of Common Stock beneficially owned by Tejas as of the date hereof, by (ii) 12,717,727 shares of Common Stock outstanding, based upon the Issuer's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2005.

      As of the date hereof, Tejas Securities beneficially owns 404,251 shares of Common Stock, which represents 3.18% of the Issuer's outstanding Common Stock, which such percentage was calculated by dividing (i) the 404,251 shares of Common Stock beneficially owned by Tejas Securities as of the date hereof, by
(ii) 12,717,727 shares of Common Stock outstanding, based upon the Issuer's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2005.

      In addition, as of the date hereof, John Gorman, the Chairman of Tejas and Tejas Securities does not beneficially own any shares of Common Stock.

      (b) Tejas has sole voting and dispositive power with respect to 151,400 shares of Common Stock. Tejas has shared voting and dispositive power with respect to 404,251 shares of Common Stock with Tejas Securities.

      Tejas Securities has shared voting and dispositive power with respect to 404,251 shares of Common Stock with Tejas.

      (c) In addition to the purchases or sales of the Issuer's Common Stock listed in Item 5(c) of the Schedule 13D, the following is a list of all purchases or sales of the Issuer's Common Stock by the Reporting Persons and by the persons named in paragraph (a) within the past 60 days:

            On December 29, 2005, Tejas Securities, through holdings in its proprietary trading account, sold 137,081 shares of Common Stock at a price of $0.76 per share.

            On December 22, 2005, John Gorman, through holdings in his 401(k) account, sold 187,783 shares of Common Stock at a price of $0.8336 per share.

      (d)   Not Applicable.

      (e) As of December 29, 2005, Tejas ceased to beneficially own 5% or more of the outstanding Common Stock of the Issuer.

                                   SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  January 3, 2006              Tejas Incorporated


                                    By:   /s/ Kurt J. Rechner
                                        --------------------------------
                                    Kurt J. Rechner, President
                                    and Chief Operating Officer


                                    Tejas Securities Group, Inc.


                                    By:   /s/ Kurt J. Rechner
                                       ---------------------------------
                                    Kurt J. Rechner, President
                                    and Chief Operating Officer


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